Exhibit 99.1

Jiayuan.com Announces Special Dividend

BEIJING, September 29, 2014 /PRNewswire/ — Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced that its Board of Directors has declared a special one-time cash dividend of US$0.4467 per ordinary share, or US$0.67 per American Depositary Share (“ADS”).

Record holders of the Company’s ordinary shares at the close of business on October 15, 2014 (the “Record Date”) will be entitled to receive the special dividend. Holders of the Company’s ADSs, every two ADSs representing three ordinary shares, on the Record Date will be entitled to receive the special cash dividend. The ex-dividend date will be October 13, 2014. Citibank, N.A., the depositary bank for Jiayuan’s ADS program, expects to pay out dividends to ADS holders on or around October 30, 2014. Dividends to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

The total amount of cash to be distributed for the special dividend is expected to be approximately US$20 million.

“Our sustainable business model continues to yield solid financial results as we leverage our massive registered user base which recently surpassed 110 million,” commented Mr. Wu Linguang, Chief Executive Officer of Jiayuan. “In particular, the success of our personalized matchmaking business has generated substantial free cash flow, which combined with our current cash position exceeds the Company’s short-term capex needs allowing us to return value to shareholders through this special one-time cash dividend. We are confident in the health of our underlying business and are committed to making the investments necessary in our business to drive stronger growth and solidify our position as the industry leader in online dating.”

As of June 30, 2014, the Company had RMB541.1 million (US$87.2 million) in cash and cash equivalents, and short-term deposits. The Company generated RMB38.2 million (US$6.2 million) in cash flows from operating activities for the second quarter of 2014.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranks first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2013, according to iResearch. Jiayuan recorded an average of 5.7 million monthly active user accounts in the second quarter of 2014. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China
Ms. Shirley Zhang
Jiayuan.com International Ltd.
+86 (10) 6442-2321
ir@jiayuan.com

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

US

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com